Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following communication was made available to employees of Covance on November 26, 2014:

Equity Grant FAQs

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made  except by means of a prospectus meeting the  requirements of Section 10 of the  Securities Act of 1933, as amended.

Equity Grants:

1.	Will the annual equity grant be issued in February 2015?

The LabCorp acquisition is expected to close in 1st quarter 2015. As a result, we do not expect any annual grants to be issued in February 2015. LabCorp is committed, for a period of one year following the closing as we integrate our businesses, to providing employees with comparable aggregate compensation (including annual base compensation, annual target cash incentives, and, for 2015, long term incentive awards).

2.	Will LabCorp be issuing LabCorp equity grants to Covance employees after the closing date? There has not been any decision related to grants after the closing date.

3.
What happens to new hire equity grants with commitments already in offer letters, however, the grant(s) not yet issued?
Any new hire grants with commitments already in offer letters will be granted as per the offer letter. These grants are scheduled to occur with the next quarterly new hire grant date on December 15, 2014. As these grants will be issued after the November 3, 2014 announcement of the LabCorp acquisition, the grants issued on this date will not vest immediately upon closing. Instead, these grants will be converted to a LabCorp equity grant at closing and will remain subject to original vesting terms.

4.
I am a recent new hire. My offer letter stated that I would be eligible for the February 2015 annual grant.  Based on the recent developments, how will this impact my 2015 equity grant from Covance?
Covance will not issue any February 2015 equity grants.

Closing Date Activity:

5.	What happens to the CVD stock symbol after the closing date?
The CVD stock symbol will be delisted from the NYSE as of the closing date.

6.	What happens to my unvested equity grants if I terminate Covance employment prior to the closing date?
In the event of any termination of employment prior to the date of closing, all unvested equity grants will be treated according to the terms set forth in the award agreement.

Stock Options:

7.	If I do not exercise my vested stock options prior to the closing date, will they be forfeited if not exercised by time of closing?

No.  Vested CVD stock options will remain exercisable until the closing date. All vested stock options not exercised by time of closing will be converted into a cash payment equal to the number of vested stock options multiplied by the difference between the value of the merger consideration, which is $75.76 in cash and 0.2686 LabCorp shares for each Covance share, and the aggregate original exercise prices. This amount will be paid to the holder as soon as administratively practicable following closing (but no later than 10 business days after the closing), less applicable taxes and deductions. For purposes of calculating the value of the merger consideration, the price of each LabCorp share will equal the average of the volume weighted average trading prices of LabCorp shares on each of the 10 consecutive trading days ending on (and including) the third trading day before the closing date.

8.	What would I receive at closing if I was previously granted 1,000 stock options at a price of $60 which were either vested and not yet exercised, or unvested prior to closing?

It is not possible to calculate the amount you will receive at closing at this time. The cash payment you will receive in respect of each stock option will be equal to the difference between the value of the merger consideration, which is $75.76 in cash and 0.2686 LabCorp shares for each Covance share, and the original exercise price of the stock option.  For purposes of calculating the value of the merger consideration, the price of each LabCorp share will equal the average of the volume weighted average trading prices of LabCorp shares on each of the 10 consecutive trading days ending on (and including) the third trading day before the closing date.

A higher average trading price for LabCorp shares prior to the closing date will result in higher total merger consideration. The actual Covance stock price on or prior to the closing date will not impact the total merger consideration you will receive.

Assuming, for illustrative purposes only, that the applicable price of LabCorp shares (as determined in accordance with the merger agreement) is $100, for 1,000 stock options you would be entitled to receive:

■	1,000 stock options x $75.76 cash = $75,760
■	1,000 stock options x 0.2686 LabCorp shares x $100 per LabCorp share = $26,860

■	Total = $75,760 + $26,860 = $102,620
■	1,000 stock options x $60 exercise price = $60,000
■	Total cash payment for the stock options = $42,620, less applicable taxes and withholdings. This amount is determined based on $102,620 – $60,000.

Restricted Shares:

9.	What happens to all of my restricted share grants that have already vested or will be vesting prior to the closing date?

At time of vesting, all restricted shares are automatically free from any further limitations on sale or transfer.  As a result, the net shares remaining after applicable taxes and withholdings are distributed and owned outright by you upon normal vesting schedules. These shares will be treated as regular shares of Covance common stock in connection with the LabCorp acquisition.

10.	What happens to any unvested restricted shares at time of closing?

Each unvested restricted share granted prior to the November 3, 2014 announcement of the LabCorp acquisition will vest immediately upon closing and will be converted into the merger consideration, which is $75.76 in cash and 0.2686 LabCorp shares for each Covance share. This amount will be paid to the holder as soon as administratively practicable following closing (but no later than 10 business days after the closing), less applicable taxes and deductions.

Each unvested restricted share granted after the November 3, 2014 announcement of the LabCorp acquisition will not vest immediately upon closing. Instead, these restricted shares will be converted to a LabCorp equity grant (or, in certain circumstances, cash) at the closing and will remain subject to the original vesting terms.

11.	For the portion of unvested restricted shares converted to LabCorp stock at time of closing, will I have the ability to immediately sell the LabCorp shares?
Yes, subject to insider trading policies applicable to such sales.

12.	What would I receive at closing if I was previously granted 100 restricted shares which remain unvested at closing?

It is not possible to calculate the exact amount you will receive at closing at this time. Following the closing you will receive the merger consideration for each restricted share, which is $75.76  in cash and 0.2686 LabCorp shares, less applicable withholding amounts.  You will receive a cash payment in lieu of any fractional shares, less applicable withholding amounts. The price of LabCorp shares and the total cash payment in respect of fractional shares will only be known on the closing date. The total cash payment in respect of fractional shares will equal the average of the volume weighted average trading prices of LabCorp shares on each of the 10 consecutive trading days ending on (and including) the third trading day before the closing date.

A higher average trading price for LabCorp shares prior to the closing date will result in higher total merger consideration.  The actual Covance stock price on or prior to the closing date will not impact the value of the merger consideration you will receive.

Assuming, for illustrative purposes only, that the applicable price of LabCorp shares is $100 (as determined in accordance with the merger agreement), the value of the amounts received for your 100 restricted shares would be:

    ■      Cash payment equal to 100 restricted shares x $75.76 = $7,576

    ■      100 restricted shares x 0.2686 LabCorp shares = 26.86 LabCorp shares
    ■      You will only be issued whole LabCorp shares, or 26 LabCorp shares

    ■      In lieu of 0.86 LabCorp shares, you will receive a cash payment equal to 0.86 LabCorp shares x $100 per LabCorp share = $86

    ■      Total cash payment = $7,662, less applicable taxes and withholdings. This amount is determined based on $7,576 + $86.

    ■      Total LabCorp shares issued = 26

Other:

13.	How will cash payments be distributed to employees?

Covance’s intent is for all cash payments to be distributed as a “live” check (not electronic deposit) to the employee, less applicable taxes and deductions, which will be sent to the employee’s home address.  There may be locations where a “live” check is not possible.  We will provide further updates as we continue to finalize these logistics. Please make sure Covance has your current mailing address, and notify Covance of any changes to your mailing address as soon as possible.

14.	How will I be taxed for any cash distributions related to equity at time of closing?
Location-specific tax rates will apply for all cash distributions. Please consult your tax advisor for any questions related to tax implications.

15.	As Covance employees were not anticipating the tax implications related to these distributions, will there be any flexibility in timing of payments to offset the unexpected tax obligations?
No. Each recipient of cash payments will be responsible for the tax liabilities related to the payments at the normal time, based on when the payments are scheduled.

16.	Will I still have access to UBS (Covance’s stock price plan administrator website) after the closing date?
UBS access will continue after the closing date. As LabCorp does not utilize UBS as their stock plan administrator, the timeframe for continuation of UBS access remains to be determined.

17.	Who should I contact regarding my current equity grant portfolio?

UBS is available to address questions regarding your current equity grant portfolio. Telephone: 800-597-6956 (from within the U.S.) If you are calling from outside the United States please use your local access number plus 201-272-7665. E-mail: cvdstock@ubs.com

18.	Does all of the above apply for all unvested equity grants even if I maintain employment with LabCorp?
Generally, we expect all unvested equity grants will be treated as described above regardless of your employment status with the combined company following the closing.

19.	What happens to Covance stock purchased as part of the former Employee Stock Purchase Plan (ESPP)?
All Covance shares purchased as part of the ESPP are owned outright by the holder and will be treated as such in connection with the LabCorp acquisition